UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vaxart, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

92243A200 (CUSIP Number)

David R. Ramsay
Care Capital III LLC
PO Box 276
Avon by the Sea, New Jersey 07717
609-683-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92243A200

1.	Names of Reporting Persons Care Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,799,424

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,799,424

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,799,424

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.4%

14.	Type of Reporting Person (See Instructions) OO (Other)

1.	Names of Reporting Persons Care Capital Investments III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,753,441

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,753,441

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,753,441

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Care Capital Offshore Investments III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,983

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.65%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.10 per share, (the “Common Stock”) of Vaxart, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 290 Utah Ave, Suite 200, South San Francisco, California 94080.

Item 2.	Identity and Background

(a) This statement is being filed jointly on behalf of the following persons (the “Filing Persons”):  Care Capital III LLC, a Delaware limited liability company (“Care Capital III”), Care Capital Investments III LP, a Delaware limited partnership (“Care Investments III”) and Care Capital Offshore Investments III LP, a Cayman Islands exempted limited partnership (“Care Offshore III”). Care Capital III is the general partner of Care Investments III and Care Offshore III and as a result, Care Capital III has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares. Richard Markham, Jan Leschly, Argeris N. Karabelas and David R. Ramsay are the four managing members of Care Capital III, and in their capacity as such, exercise shared voting and investment power by three or more individuals over the shares held by the reporting persons; as a result, each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.  The Filing Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein.

(b) The address of the principal business and office of each of the Filing Persons is PO Box 276, Avon by the Sea, NJ 07717.

(c) The principal business of each of Care Investments III and Care Offshore III is to invest in securities.  The principal business of Care Capital III is to serve as the general partner of Care Investments III and Care Offshore III.

(d) During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of any of the Filing Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of the Filing Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 13, 2018, privately-held Vaxart, Inc. (“Vaxart”) and Aviragen Therapeutics, Inc. (“Aviragen”), completed a business combination in accordance with the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of October 27, 2017, by and among Aviragen, Agora Merger Sub, Inc. (“Merger Sub”) and Vaxart (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Vaxart, with Vaxart surviving as a wholly-owned subsidiary of Aviragen (the “Merger”). Pursuant to the Merger Agreement, Aviragen changed its name to Vaxart, Inc. Upon closing of the Merger, each share of Vaxart common stock was converted into 0.221480585 (the “Exchange Ratio”) shares of the Issuer’s common stock, and the Issuer subsequently effected a 1:11 reverse stock split (the “Reverse Stock Split”). Unless otherwise indicated, all post-Merger numbers in this report reflect the Exchange Ratio and the Reverse Stock Split.

Immediately prior to closing of the Merger, Care Investments III and Care Offshore III (the “Care Subsidiaries”) held an aggregate of (i) 20,356,992 shares of Vaxart’s Series B Preferred Stock, par value $0.10 per share (the “Series B Preferred Stock”), and (ii) 24,710,668 shares of Vaxart’s Series C Preferred Stock, par value $0.10 per share (the “Series C Preferred Stock”). Upon closing of the Merger, (i) the shares of Series B Stock held by the Care Subsidiaries automatically converted into 471,467 shares of the Issuer’s Common Stock, (ii) the shares of Series C Stock held by the Care Subsidiaries automatically converted into 572,299 of the Issuer’s Common Stock, (iii) the Care Subsidiaries were issued an aggregate of 211,036 shares of the Issuer’s Common Stock as payment for cumulative accrued dividends on the Series B Preferred Stock, and (iv) the Care Subsidiaries were issued 208,724 shares of the Issuer’s Common Stock as payment for cumulative accrued dividends on the Series C Preferred Stock. In addition, the Care Subsidiaries received an aggregate of 1,335,896 shares of the Issuer’s Common Stock in connection with the conversion of certain convertible promissory notes purchased from Vaxart prior to the Merger for an aggregate purchase price of $25,000,000. Upon closing of the Merger, Care Investments III held an aggregate of 2,753,441 shares of the Issuer’s Common Stock, and Care Offshore III held an aggregate of 45,983 shares of the Issuer’s Common Stock.

The working capital of the Filing Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.	Purpose of Transaction

The Filing Persons acquired the securities described above for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer, the term of the investment vehicles holding the securities and other factors, the Filing Persons may dispose of such shares of the Issuer. The Filing Persons expect to consider and evaluate on an ongoing basis all their options with respect to dispositions of their investment in the Issuer.

The Filing Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Filing Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Persons’ general investment policies and other factors, the Filing Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

None of the Filing Persons, has any plans that would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As more fully described in Item 3 above, (i) Care Investments III is the beneficial owner of 2,753,441 shares of the Issuer’s Common Stock, consisting of 2,753,441 shares of Common Stock, representing approximately 38.8% of the Issuer’s shares of Common Stock outstanding and (ii) Care Offshore III is the beneficial owner of 45,983 shares of the Issuer’s Common, consisting of 45,983 shares of Common Stock, representing 0.65% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital III’s status as general partner of Care Investments III and Care Offshore III, Care Capital III may be deemed the beneficial owner of 2,799,424 shares of the Issuer’s Common Stock held by Care Investments III and Care Offshore III, consisting of 2,799,424 shares of Common Stock, representing 39.4% of the Issuer’s shares of Common Stock outstanding.

                    The percentage calculations are based upon approximately 7.1 million shares of Common Stock outstanding as of February 13, 2018 based on information provided by the Issuer. Care Capital III disclaims beneficial ownership of the securities referenced in this Schedule 13D, and this report shall not be deemed an admission that Care Capital III is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(b) By virtue of its status as general partner of Care Investments III and Care Offshore III, Care Capital III, may be deemed to share voting and dispositive power with respect to the 2,753,441 shares of Issuer’s Common Stock beneficially owned by Care Investments III and 45,983 shares of Issuer’s Common Stock beneficially owned by Care Offshore III.  Care Capital III disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital III is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(c) During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d) No person, other than Care Capital III, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Investments III and Care Offshore III.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board of Directors

Richard Markham and Jan Leschly were elected as directors of the Issuer pursuant to the Merger Agreement. Richard Markham and Jan Leschly will hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Lock-Up Agreement

Care Investments III, Care Offshore III, and certain other stockholders and each director and officer of Vaxart agreed with the Issuer, pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after February 13, 2018, subject to certain exceptions, not to offer, sell, assign or transfer any Common Stock of the Issuer without the prior written consent of the Issuer, as set forth in greater detail in the Lock-Up Agreement attached hereto as Exhibit 2.

Support Agreement

Care Investments III, Care Offshore III and certain other stockholders of Vaxart were parties to a support agreement, (each a “Support Agreement”), pursuant to which, among other things, each such stockholder agreed, solely in his, her or its capacity as a Vaxart stockholder, to vote all of his, her or its shares of Vaxart capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and to acknowledge that the adoption and approval of the Merger Agreement is irrevocable. In addition, the Vaxart stockholders agreed not to, directly or indirectly, knowingly take any action that Vaxart was not permitted to take under the non-solicitation provisions of the Merger Agreement, as set forth in greater detail in the Support Agreement attached hereto as Exhibit 3. The Support Agreement terminated upon the closing of the Merger, and there is no further contractual obligation thereunder.

The foregoing descriptions of the terms of the Lock-up Agreement and the Support Agreement are intended as summaries only and are qualified in their entirety by reference to the Form of Lock-up Agreement and Form of Support Agreement, respectively, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2

Form of Lock-up Agreement.

Exhibit 3

Form of Support Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2018	Care Capital III LLC

By: /s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 23, 2018	Care Capital Investments III L.P.

By: Care Capital III LLC, its General Partner

By: /s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 23, 2018	Care Capital Offshore Investments III LP

By: Care Capital III LLC, its General Partner

By: /s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).